UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11
South Beach Tower
Singapore 189767
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of New Chairman of the Board

Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (the “Company”) is announcing that the Board of Directors of the Company (the “Board”) approved the appointment of the existing director of the company Mr. Cheng WANG (“Kevin WANG”) as Chairman of the Board, effective July 7, 2025. Mr. Wang succeeds Mr. Donald Colvin, who will continue to serve as a member of the Board and as Chair of the Audit Committee. Mr. Wang will continue in his role as chairman of the Company’s Strategy & Transformation Committee, Compensation Committee, and Nominating & Corporate Governance Committee.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

July 11, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer